Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2017 Q4 and full-year results, announces 2018 financial targets 5.2% dividend increase to $3.02 per year

  Net earnings of $617 million with net earnings attributable to common shareholders of $575 million, or $0.64 per common share; adjusted net earnings of $684 million up 2.5%, generating adjusted EPS of $0.76
  Cash flows from operating activities of $1,658 million and free cash flow of $652 million contributed to 10.8% growth in full-year cash flows from operating activities and 6.0% in free cash flow
  5.1% service revenue growth and 4.5% higher adjusted EBITDA with stable margin
  234,728 total net broadband customer additions up 40.8% – 175,204 wireless postpaid, 27,040 Internet and 32,484 IPTV
  10.6% increase in wireless service revenue drove 9.2% adjusted EBITDA growth
  Wireline service revenue growth of 3.6% and Bell MTS synergies delivered 4.1% higher adjusted EBITDA and 0.6-point expansion in margin to 40.7%
  3.7 million homes and businesses now served with direct fibre connections, growing to 4.5 million locations by end of 2018; announcing rollout to the GTA/905 region

MONTRÉAL, February 8, 2018 – BCE Inc. (TSX, NYSE: BCE) today reported results for Q4 and full-year 2017, provided financial guidance targets for 2018, and announced a 5.2% common share dividend increase to $3.02 per year.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q4 2017	Q4 2016	% change	2017	2016	% change
BCE
Operating revenues	5,958	5,702	4.5%	22,719	21,719	4.6%
Net earnings	617	699	(11.7%)	2,970	3,087	(3.8%)
Net earnings attributable to common shareholders	575	657	(12.5%)	2,786	2,894	(3.7%)
Adjusted net earnings(1)	684	667	2.5%	3,033	3,009	0.8%
Adjusted EBITDA(2)	2,217	2,121	4.5%	9,178	8,788	4.4%
Net earnings per common share (EPS)	0.64	0.75	(14.7%)	3.12	3.33	(6.3%)
Adjusted EPS(1)	0.76	0.76	-	3.39	3.46	(2.0%)
Cash flows from operating activities	1,658	1,520	9.1%	7,358	6,643	10.8%
Capital expenditures	1,100	993	(10.8%)	4,034	3,771	(7.0%)
Free cash flow(3)	652	923	(29.4%)	3,418	3,226	6.0%

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“Executing our strategy of broadband investment and innovation leadership, the Bell team welcomed more than 1.26 million new broadband wireless, TV and Internet customers in 2017, and 235,000 in an outstanding fourth quarter, to lead the Canadian communications industry. With 175,000 net new postpaid wireless customers in Q4 – a 56% increase and our best performance in 15 years – and rising customer satisfaction, it’s clear that customers are choosing Canada’s Best National Network in a highly competitive mobile marketplace. We achieved the largest share of new broadband Internet and TV customers, powered by our fast-growing all-fibre footprint – including our new Toronto fibre network and announcement today that we will roll out direct fibre links to homes and businesses throughout the GTA/905 region. Bell’s dedication to innovation has recently delivered the first Gigabit plus LTE wireless network capability, ongoing growth in new media platforms and content creation, the launch of Lucky Mobile for the growing low-cost mobile marketplace and rapid expansion into the Connected Home opportunity, including our integration of AlarmForce Industries,” said George Cope, President and Chief Executive Officer of BCE Inc. and Bell Canada.

“Our resulting financial performance, including strong growth in service revenue and adjusted EBITDA, is delivering the free cash flow growth that enables both our unparalleled capital investments in Canadian broadband and our ability to return value to shareholders, including the increase to the common share dividend announced today. I would also like to thank everyone in Canada and worldwide who supported Bell Let’s Talk Day on January 31, delivering historic engagement in mental health with more than 138 million messages of support and a record Bell donation to Canadian mental health for 2018. Alongside our $4 billion annual capital program to advance Canada’s broadband infrastructure, Bell Let’s Talk is a key investment in the Canadian community, the national economy and the Bell team.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

CORPORATE DEVELOPMENTS

BCE common share dividend increase

The BCE annualized common share dividend will increase 5.2%, or 15 cents per share, from $2.87 to $3.02 per year effective with BCE’s Q1 2018 dividend payable on April 15, 2018 to shareholders of record at the close of business on March 15, 2018. Today’s dividend announcement is BCE’s 14th increase to its annual common share dividend since Q4 2008, representing a 107% increase. This is BCE’s 10th consecutive year of 5% or better dividend growth, while maintaining the dividend payout ratio(3) within the target policy range of 65% to 75% of free cash flow. The higher dividend for 2018 is fully supported by projected growth in free cash flow.

Normal course issuer bid program

BCE also announced today a normal course issuer bid (NCIB) program totaling $175 million to be executed in 2018. The repurchase of common shares will offset share dilution from the exercise of stock options and be funded from cash on hand. Please refer to the details about BCE’s new NCIB program later in this release.

Bell to bring direct fibre links to homes and businesses throughout the GTA/905

With Bell’s all-fibre Toronto network nearing completion, the company today announced the expansion of direct fibre to the premises (FTTP) connections throughout the populous and fast-

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growing Greater Toronto Area and 905 region. Bell’s fibre plan will deliver Gigabit Internet speeds and other broadband Fibe service innovations directly to more than 1.3 million homes and businesses in the region.

Bell broadband innovation in residential Internet and TV

Backed by the broadband Fibe network, Whole Home Wi-Fi brings fast and smart Wi-Fi to every corner of the home. Introduced in January, the exclusive service combines Wi-Fi access points, called Plume pods, with the cloud-based networking intelligence of Bell’s Home Hub 3000 modem to learn how households use the Internet and ensure all devices receive the strongest signal and fastest speeds possible. Initially available to qualifying customers in Ontario and Québec, Whole Home Wi-Fi also offers mobile remote management including parental control over every Wi-Fi connected device. In the latest example of Fibe TV service innovation that has transformed Bell into Canada’s #1 TV provider, Bell in January announced the extension of its partnership with Ericsson to deliver the next generation Fibe TV experience. The multiyear agreement will leverage Ericsson’s next generation, cloud-based MediaFirst platform to enable an even more personalized and converged multiscreen TV experience for Fibe TV customers.

Lucky Mobile – Canada’s new low cost wireless service

Bell further expanded choice for Canadian wireless customers in December with the launch of Lucky Mobile, a new low cost prepaid service with monthly plans starting at just $20 for unlimited local calling. Initially available to consumers in Ontario, Alberta and British Columbia, Lucky Mobile offers service in 17 zones covering most major cities across the country, including data access at 3G-equivalent speeds. Later this year, Lucky Mobile will introduce an app that enables talk and text over Wi-Fi.

Bell first in Canada to achieve Gigabit LTE wireless speeds

Last week, Bell announced it had successfully tested wireless speeds of 1 Gigabit per second on its LTE-Advanced (LTE-A) network in Mississauga, Ontario and expects to roll out service in 2018 as Gigabit-capable smartphones become available. Bell continues to set the pace in wireless innovation, announcing that it had reached 99% coverage of the Canadian population with broadband LTE service in 2017, and launched North America’s first Quad Band LTE-A network deployment capable of delivering theoretical speeds of up to 750 Megabits per second.

Bell enhances Connected Home capabilities with AlarmForce

Bell completed its $182 million acquisition of AlarmForce Industries, one of Canada’s largest home and business security companies, on January 5. Combining Bell’s trusted residential services brand, broadband network connectivity, distribution, installation and customer service capabilities with AlarmForce’s innovative technology and customer base accelerates our competitiveness in the burgeoning Connected Home marketplace while delivering significant operational savings. Bell also offers monitoring and other Connected Home services with Bell Aliant NextGen Home Security in Atlantic Canada and AAA Security, a Bell MTS company, in Manitoba. Also on January 5, Bell sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS for approximately $67 million, an amount per subscriber equivalent to that paid by Bell.

Bell launches Smart City partnership with City of Kingston

Bell and the City of Kingston have partnered for a pilot project of Bell’s Smart City platform that provides a series of connected Internet of Things (IoT) applications to create a more mobile, efficient and environmentally sustainable Smart City. Supported by Bell’s advanced fibre and wireless broadband networks, the Smart City platform will aggregate data from numerous IoT monitoring solutions coupled with the city’s open data, providing Kingston municipal staff with a

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consolidated, city-wide view of city operations. Bell’s Smart City program enables cities to quickly digitize their operations and collect data to improve operating efficiencies, cost savings and services for residents, businesses and visitors.

Bell Media enhances premium content leadership

Bell Media continues to grow its content lead across media properties, announcing in January a long-term branding partnership with Bloomberg Media to create Canada’s leading multi-platform business news brand: BNN Bloomberg. Launching this spring, the new network targets Canada’s business decision makers and provides audiences and advertisers with a broad suite of business focused media across digital, TV and radio platforms. Bell Media also announced in January a long-term agreement with Lionsgate to bring US premium pay TV service Starz to Canada, which joins HBO and Showtime as exclusive Bell Media premium pay TV offerings, as well as the launch of the first 3 seasons of blockbuster HBO series Game of Thrones on CraveTV this month with additional seasons to follow in 2018. In February, Bell Media officially launched SnackableTV, a free app that features exclusive content from HBO, Comedy Central, Just for Laughs, etalk and more in short clips ranging from 15 seconds to 6 minutes – a total of 45 series, 30 of them exclusive to SnackableTV including comedian Kevin Hart’s Laugh Out Loud comedy streaming service and a new extension of CraveTV hit series Letterkenny.

Bell Let’s Talk Day 2018 sets new records for mental health engagement

Driven by continued growth in social media engagement, Bell Let’s Talk Day 2018 on January 31 set new records with 138,383,995 calls, texts and social media messages of support for mental health. Now the most used ever Twitter hashtag in Canada, #BellLetsTalk was also the #1 Twitter trend in the world on Bell Let’s Talk Day. Bell donates 5 cents for each interaction at no extra cost to participants, resulting in $6,919,199.75 more Bell funding for Canadian mental health programs this year; Bell’s total mental health funding commitment is now $93,423,628.80. As part of Bell Let’s Talk Day 2018, Bell announced it is doubling the annual Bell Let's Talk Community Fund for 2018 and making significant donations to the Institut universitaire en santé mentale de Montréal Foundation, Montréal General Hospital Foundation, Manitoba’s Ogijiita Pimatiswin Kinamatwin and, alongside The Rossy Family Foundation, to fund a national standard for post-secondary student mental health.

BCE RESULTS

“BCE’s Q4 results delivered a strong finish to 2017, reflecting our team’s continued operational execution and financial discipline in a highly competitive marketplace,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell. “Our 2018 outlook builds on the very solid financial results realized in 2017 and is underpinned by continued strong wireless subscriber momentum and profitability, positive wireline adjusted EBITDA growth, an expanding direct fibre service footprint to deliver more competitive Internet speeds and capture a higher market share of broadband households, and further Bell MTS integration synergies. All of this is expected to contribute to substantial free cash flow generation, ensuring we have ample financial capacity to support increased capital investment in strategic broadband network infrastructure, a higher BCE common share dividend and a $175 million NCIB share buyback program in 2018.”

BCE operating revenue increased 4.5% in Q4 to $5,958 million, led by strong top-line growth at Bell Wireless and Bell Wireline and a favourable financial contribution from the acquisition of Manitoba Telecom Services Inc. (MTS) that drove 5.1% higher service revenue. This was partly offset by a year-over-year revenue decline at Bell Media due to a soft television advertising market. Product revenue decreased 1.9% to $523 million, mainly due to lower business wireline data equipment sales. For full-year 2017, BCE operating revenue increased in line with our

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guidance target to $22,719 million, a 4.6% increase from $21,719 million in 2016. Service revenue grew 5.2% in 2017 while total product revenue decreased 3.3%.

Net earnings in Q4 decreased 11.7% to $617 million while net earnings attributable to common shareholders totalled $575 million, or $0.64 per share, down 12.5% and 14.7% respectively. Despite higher adjusted EBITDA, net earnings declined due to increased depreciation and amortization expense, higher severance, acquisition and other costs, increased interest expense, and higher other expenses attributable to $82 million in non-cash asset impairment charges related to Bell Media specialty music TV channels and certain radio properties.

Excluding severance, acquisition and other costs, net losses on investments, impairment charges and early debt redemption costs, adjusted net earnings were up 2.5% to $684 million from strong year-over-year growth in adjusted EBITDA. Adjusted EPS was unchanged compared to Q4 2016 at $0.76 per common share, despite a higher average number of BCE common shares outstanding due to the shares issued for the equity component of the MTS acquisition.

For full-year 2017, net earnings decreased 3.8% to $2,970 million from $3,087 million in 2016. Net earnings attributable to common shareholders were $2,786 million, or $3.12 per share, down 3.7% and 6.3% respectively compared to $2,894 million and $3.33 per share in 2016. Adjusted net earnings increased 0.8% to $3,033 million from $3,009 million in 2016; adjusted EPS was down 2.0% to $3.39 due to share dilution.

Adjusted EBITDA grew 4.5% in Q4 to $2,217 million, driven by increases of 9.2% at Bell Wireless and 4.1% at Bell Wireline, and supported by the financial contribution of Bell MTS. Bell Media adjusted EBITDA declined 9.0% due to lower advertising revenue and higher content costs compared to the previous year. Consistent with our 2017 guidance target range of 4% to 6% growth for the year, BCE’s 2017 adjusted EBITDA increased 4.4% to $9,178 million from $8,788 million in 2016.

BCE’s consolidated adjusted EBITDA margin(2) remained stable at 37.2% in Q4 as the flow-through of strong wireless service revenue growth, increasing broadband Internet scale and Bell MTS integration synergies offset higher wireless postpaid subscriber retention and acquisition spending, higher residential wireline acquisition and retention costs to match aggressive competitor bundle promotions, higher media content costs, and the margin impact from the decline in traditional legacy voice services. Consolidated adjusted EBITDA margin for 2017 decreased 0.1 percentage points over 2016 to 40.4%, reflecting the adverse impact of CRTC decisions related to wholesale Internet tariffs, customer cancellation refunds and ban of simultaneous substitution for the Super Bowl. In aggregate, these impacts totalled approximately $103 million in 2017 compared to approximately $7 million in 2016.

BCE invested $1,100 million in new capital in Q4, compared to $993 million the year before, bringing total capital expenditures for full-year 2017 to $4,034 million, an increase of 7.0% over 2016. This is a result consistent with higher planned spending on Bell’s leading broadband wireline and wireless network infrastructure, and represented a capital intensity (4) ratio (capital expenditures as a percentage of total revenue) of 17.8% for 2017, up from 17.4% the year before. Capital investment was focused on expanding broadband fibre directly to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in Toronto and other urban centres; increasing wireless LTE-A network speeds through carrier aggregation; deployment of small-cell technology to optimize mobile coverage, signal quality and data backhaul; the impact of acquisitions and new out-of-home contract wins at Astral; and upgrades to Bell Media

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broadcast studios and TV production equipment. The 2017 increase also reflected investment in Manitoba to improve network coverage, capacity and speeds, and the ongoing integration of MTS billing and other systems with Bell’s.

BCE cash flows from operating activities totalled $1,658 million in Q4, up 9.1% from $1,520 million the year before. The increase was the result of higher adjusted EBITDA and a voluntary contribution of $100 million made to post-employment benefit plans at the end of 2017, compared to $400 million in 2016, partly offset by a decrease in working capital and higher income taxes paid. BCE free cash flow decreased 29.4% in Q4 to $652 million, from $923 million the year before, due to lower cash from operating activities excluding voluntary pension contributions and increased capital expenditures. For full-year 2017, BCE cash flows from operating activities increased 10.8% to $7,358 million, from $6,643 million in 2016, while free cash flow grew in line with guidance: up 6.0% to $3,418 million from $3,226 million in 2016.

In Q4 2017, BCE gained 175,204 net wireless postpaid customers, lost 16,690 net wireless prepaid subscribers; gained 27,040 net high-speed Internet customers; gained 32,484 net IPTV customers, and lost 25,938 net satellite TV customers. Residential and business NAS line net losses totalled 74,070. At the end of 2017, BCE customer connections across all services totalled 22,109,711, up 5.5% from last year. The total comprises 9,166,787 wireless customers, up 8.2% over last year (including 8,418,650 postpaid customers, an increase of 9.5%); total high-speed Internet subscribers of 3,790,141, up 9.0%; total TV subscribers of 2,832,300, up 3.2% (including 1,550,317 IPTV customers, an increase of 15.9%); and total NAS lines of 6,320,483, an increase of 1.0%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless delivered another outstanding quarter of financial results, highlighted by continued strong top-line growth, operating profitability and capital efficiency.

Service revenue increased 10.6% to $1,894 million, reflecting continued strong postpaid subscriber growth, higher blended average revenue per user (ARPU)(4) as customers moved to higher-rate plans with increasing data consumption, and the financial contribution from Bell MTS. Product revenue was up 3.5% in Q4 to $176 million as a result of more postpaid customer activations and upgrades combined with a higher sales mix of premium smartphones compared to the year before. Total operating revenue grew 9.9% to $2,070 million. For full-year 2017, Bell Wireless operating revenue increased 10.1% to $7,883 million, with service revenue growing 10.7% to $7,350 million and product revenue up 3.1% to $533 million.

Wireless adjusted EBITDA increased 9.2% to $736 million, from $674 million in Q4 2016, on the high flow-through of strong service revenue growth. However, service revenue margin decreased 0.4 percentage points to 38.9%, due to $73 million in higher total combined retention spending and subscriber acquisition costs compared to the year before. Together with the incremental expense contribution of Bell MTS, this drove operating cost growth of 10.3% in Q4. Bell Wireless was also a key contributor to consolidated free cash flow generation in Q4 with growth in adjusted EBITDA less capital expenditures of 7.7% to $518 million.

For full-year 2017, adjusted EBITDA was up 9.1% to $3,276 million as service margin declined to 44.6% from 45.2% in 2016. Adjusted EBITDA less capital expenditures grew 12.1%, reflecting our focus on profitable postpaid subscriber growth and capital efficiency as evidenced by a low capital intensity ratio of 9.3% for 2017.

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  Postpaid net additions in Q4 increased 55.9% to 175,204, our best quarterly performance in 15 years. This strong performance resulted from the combined impact of lower customer churn(4) and record postpaid gross additions of 505,432, up 16.5% over last year, which reflected increased market activity driven by richer promotional offers during the Black Friday to Christmas holiday period, Bell’s reputation for mobile network speed and technology leadership; strong sales execution across all our retail channels; the contribution of Bell MTS; and the onboarding of customers from a long-term mobile services contract win with Shared Services Canada. Full-year 2017 postpaid net additions were up 32.2% to 416,779, from 315,311 in the previous year, driven by 8.8% higher postpaid gross additions of 1,532,425 and improved customer churn.
  Despite the seasonally higher level of aggressive promotions in Q4, postpaid customer churn improved 0.1 percentage points to 1.35%. This reflects our investments in customer retention and mobile network speed and quality leadership. For full-year 2017, postpaid churn decreased 0.06 percentage points to 1.19% from 1.25% last year.
  Bell Wireless postpaid customers totalled 8,418,650 at the end of 2017, a 9.5% increase over 2016. Total wireless customers increased 8.2% to 9,166,787.
  Blended ARPU increased 2.4% to $68.27, driven by a more favourable postpaid customer mix, a larger proportion of subscribers on higher-value monthly rate plans, and strong mobile data usage growth reflecting fast download speeds enabled by carrier aggregation and the ongoing expansion of our LTE-A network. On average, Bell’s wireless LTE customers consumed 22% more data per month in Q4 compared to last year. For full-year 2017, blended ARPU grew 3.5% to $67.77.
  The percentage of postpaid subscribers on LTE reached 88% this quarter, up from 81% in Q4 2016. Bell LTE offers theoretical data download speeds up to 150 Mbps to 99% of the national population, while 87% are now covered by Bell LTE Advanced (LTE-A) with theoretical speeds up to 300 Mbps. Bell also now reaches 34% of Canadians with Tri-band LTE-A service offering theoretical speeds up to 335 Mbps, and theoretical speeds of up to 750 Mbps with the leading-edge Bell Quad Band LTE-A service available to 23% of the population.

Bell Wireline

Wireline operating revenue was up 2.7% in Q4 to $3,222 million, on a 3.6% increase in service revenue to $2,871 million driven by strong Internet and IPTV subscriber base growth, a 3.3% year-over-year increase in household ARPU, higher business Internet Protocol (IP) broadband connectivity revenue, and the financial contribution of Bell MTS. This was partly offset by the cumulative impact of bundle service discounts to match competitor promotional offers and retain customers, refunds for cancelled services mandated by the CRTC, competitive pricing pressures in our large business and wholesale markets, and a 4.4% decrease in low-margin product revenue to $351 million.

Similarly, full-year 2017 wireline operating revenue increased 2.6% to $12,415 million, which also reflected the positive financial contribution from data centre operator Q9 Networks (Q9) acquired in October 2016 that was offset by approximately $66 million in unfavourable regulatory-related financial impacts, compared to the previous year, from downward revisions to wholesale Internet tariffs and CRTC-mandated refunds for cancelled services.

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Wireline adjusted EBITDA in Q4 increased 4.1% to $1,310 million, with a 0.6 percentage-point improvement in margin to 40.7%. This reflects the strong flow-through of service revenue growth, slower NAS erosion, cost savings from broadband fibre, and Bell MTS integration synergies. Operating costs increased 1.8% to $1,912 million due mainly to the acquisition of MTS.

For a third consecutive year, Bell Wireline in 2017 delivered positive adjusted EBITDA growth, increasing 2.9% to $5,186 million and yielding a higher year-over-year margin of 41.8%, despite regulatory impacts and increased operating costs driven by the acquisitions of MTS and Q9. Excluding regulatory impacts, wireline adjusted EBITDA was up 4.2% in 2017.

  High-speed Internet net subscriber additions grew 46.9% to 27,040 in Q4 from 18,402 the year before. The increase reflects the ongoing expansion of Bell’s direct fibre footprint; more competitive speeds in areas where direct fibre service is not available, which contributed to lower residential customer churn; and the pull-through of IPTV customer activations, including from Bell’s new app-based live TV streaming service Alt TV.
  Bell built on its position as the leading Internet service provider in Canada with 2017 Internet net additions of 87,860 compared to 85,099 in 2016. At the end of 2017, Bell’s high-speed Internet subscriber base had increased 9.0% to 3,790,141, including 1 million fibre to the home (FTTH) customers.
  With a direct fibre footprint encompassing more than 3.7 million homes and commercial locations at the end of 2017, up from approximately 3.0 million at the end of last year, Bell offers the largest gigabit Internet service footprint in Canada.
  Bell TV added 32,484 net new IPTV subscribers this quarter, a decrease from 35,905 gained in Q4 2016, reflecting continued aggressive cable service bundle offers, a high rate of market penetration for TV services in current Fibe TV markets, and steadily increasing over-the-top substitution. These factors were partly offset by customer uptake of our new Alt TV streaming service and more competitive household service bundles enabled by an expanded FTTP broadband footprint. For full-year 2017, IPTV net additions totalled 107,712 compared to 155,153 the year before. At the end of 2017, BCE served 1,550,317 IPTV subscribers, up 15.9% over 2016.
  Satellite TV net customer losses in Q4 and full-year 2017 improved 29.6% and 13.7% respectively over last year to 25,938 and 128,428. This was due to fewer customer deactivations, reflecting a more mature and geographically better suited subscriber base for satellite TV service, and reduced customer migrations to IPTV.
  At the end of 2017, Bell had a total of 2,832,300 TV subscribers, up 3.2% compared to 2,744,909 at the end of 2016.
  Wireline data service revenue increased 5.2% to $1,835 million in Q4, due to Internet and TV subscriber base growth; higher ARPU from customer upgrades to faster Internet speeds, Internet rate plans with larger data usage thresholds and price increases in 2017; the favourable impact of Bell MTS; and increased business IP broadband connectivity revenue. In addition to the positive factors that contributed to year-over-year growth in Q4, full-year 2017 wireline data service revenue of $7,146 million increased 5.2% with the incremental financial contribution of Q9 Networks.

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  Wireline product revenue decreased 4.4% in Q4 and 5.9% for full-year 2017 to $351 million and $1,058 million respectively. This was due mainly to lower demand for telecommunications equipment by large enterprise business and wholesale customers, competitive pricing pressures and technology substitution.
  Residential NAS net losses improved 34.3% to 44,281 from 67,385 in Q4 2016, reflecting the strong pull-through of Fibe Internet and TV activations despite aggressive competitor promotions on service bundles and steadily increasing wireless and Internet-based technology substitution for local voice services. For full-year 2017, residential NAS net losses totalled 242,094, down 14.8% compared to 283,993 in 2016.
  Business NAS net losses in Q4 were down 10.4% to 29,789 from 33,245 the year before. This was due to higher demand for new installations and fewer customer deactivations, including a reduction in business voice line conversions to IP-based services. For full-year 2017, business NAS net losses improved 12.5% to 114,971 from 131,415 in 2016, mainly the result of improved small business performance and fewer wholesale customer deactivations.
  Bell NAS access lines at the end of 2017 totalled 6,320,483, up 1.0% from 6,257,732 in 2016. Local and access revenue in Q4 and full-year 2017 increased 3.2% and 2.3% respectively to $777 million and $3,161 million, due to the incremental financial contribution of Bell MTS and residential rate increases. Long distance revenue decreased 16.9% to $148 million in Q4 and 13.8% to $639 million in full-year 2017, the result of ongoing NAS access line erosion, technology substitution by wireless and Internet technologies, and lower sales of international long distance minutes to wholesale customers compared to 2016.

Bell Media

Bell Media reported operating revenue of $834 million in Q4, a 1.3% decrease over the year before. Advertising revenue was impacted by general softness in the conventional TV advertising market, overall industry viewership decline for traditional linear TV, and an ongoing shift in customer spending to online services. This was partly offset by continued growth in outdoor advertising at Astral from acquisitions and new contract wins in 2017, and higher year-over-year revenues from Bell Media’s digital properties.

Subscriber revenues increased over Q4 2016 due to growth in CraveTV and TV Everywhere GO products, contract renewals with TV distributors, and pay TV subscriber growth.

Media adjusted EBITDA fell 9.0% in Q4 to $171 million from $188 million the year before, the result of lower year-over-year revenue and a 0.9% increase in operating costs. This reflects higher programming and content spending driven by escalating sports rights costs, content investments for CraveTV and deal renewals for specialty TV programming, and increased costs in out-of-home.

For full-year 2017, operating revenue was up 0.7% to $3,104 million as operating costs increased 2.1%, resulting in an adjusted EBITDA decline of 3.6% to $716 million. This included an $11 million unfavourable impact related to the CRTC’s decision to ban simultaneous substitution for the Super Bowl.

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  CTV was the most-watched television network among total viewers in the fall broadcast season with 7 of the top 10 programs, and 10 of the top 20 programs, including the top 3 new programs: Young Sheldon, The Good Doctor and The Indian Detective.
  Data from Numeris confirmed TSN was Canada’s #1 specialty sports channel and the top specialty network overall in fall 2017. TSN capitalized on strong ratings performances among key properties including the CFL Playoffs, 105th Grey Cup and the 2017 MLS Cup. TSN audiences grew 9% over fall 2016, and reached a total of 24.2 million viewers from September to December 2017, representing nearly 70% of the Canadian population.
  Bell Media English specialty and pay TV reached 83% of English-language specialty and pay TV viewers in the average week in Q4, and had 4 of the top 10 English commercial specialty channels among viewers aged 25 to 54: TSN, Space, Comedy and Discovery.
  CraveTV, Bell Media’s on-demand TV streaming service offering the largest collection of premium TV content in Canada served approximately 1.3 million subscribers at the end of 2017.
  Bell Media French specialty and pay TV reached more than 70% of the French-speaking population in the average week in Q4, with 4 of the top 10 French specialty and pay channels among viewers aged 25 to 54: RDS, Super Écran, Canal D and Z.
  Bell Media remained Canada’s top radio broadcaster in fall 2017, reaching an average audience of 17.4 million listeners, up from 17.1 million last year, who spent approximately 74 million hours tuned in each week.
  Bell Media continued to lead in digital media among Canadian broadcast and video network competitors, reaching 67% of the digital audience in Q4 with 21 million unique monthly visitors, average monthly time of 2.1 billion minutes spent on the sites, and 399 million videos viewed.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.755 per common share, payable on April 15, 2018 to shareholders of record at the close of business on March 15, 2018.

OUTLOOK FOR 2018

BCE’s 2018 outlook builds on the solid financial results achieved in 2017 and reflects continued strong wireless subscriber momentum and profitability; positive wireline adjusted EBITDA growth; an expanded direct fibre footprint to deliver competitive Internet speeds and capture a higher market share of broadband households; operating cost reductions at Bell Media to help offset content cost growth; and further integration synergies from the MTS acquisition.

BCE’s 2018 guidance targets are underpinned by continued execution of our 6 Strategic Imperatives in a highly competitive and dynamic market. Growth in adjusted EBITDA, including the incremental financial contribution of Bell MTS in Q1 2018, is expected to drive higher free cash flow generation, providing a strong and stable foundation for the 5.2% increase in BCE’s annualized common share dividend for 2018, as well as continued significant capital investment in broadband fibre and wireless network infrastructure to support future growth.

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Our 2017 financial guidance and results, as well as BCE’s financial guidance targets for 2018 all presented in the table below, are in accordance with 2017 IFRS accounting standards and do not reflect the financial impacts of IFRS 15. We expect no impact to the financial guidance growth percentage ranges for 2018 from the application of IFRS 15 accounting standards as we will restate 2017 financial results to ensure they are comparable with 2018 financial results, which will be prepared on an IFRS 15 basis. These restatements are expected to be available with the issuance of BCE’s first quarter 2018 results.

	2017 Guidance	2017 Results	2018 Guidance
Revenue growth	4% – 6%	4.6%	2% – 4%
Adjusted EBITDA growth	4% – 6%	4.4%	2% – 4%
Capital intensity	approx. 17%	17.8%	approx. 17%
Adjusted EPS	$3.30 – $3.40	$3.39	$3.42 – $3.52
Free cash flow growth	approx. 5% – 10%	6.0%	3% – 7%
Annualized common dividend per share	$2.87	$2.87	$3.02
Dividend payout policy(3)	65% – 75% of free cash flow	73.5%	65% – 75% of free cash flow

Normal Course Issuer Bid

BCE today announced that it has received approval from the Toronto Stock Exchange (TSX) in respect of its notice of intention to make a normal course issuer bid (NCIB) for its common shares through the facilities of the TSX. Under the NCIB, BCE may purchase for cancellation up to 3,500,000 common shares (subject to a maximum aggregate purchase price of $175 million) over the twelve-month period starting February 13, 2018 and ending no later than February 12, 2019, representing approximately 0.388% of its 901,034,253 issued and outstanding common shares as at February 1, 2018.

Purchases under the BCE NCIB program announced today will be effected through the facilities of the TSX, the New York Stock Exchange (NYSE) and/or through alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or the NYSE, and under applicable laws, including pre-arranged crosses, exempt offers, private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities and/or block purchases in accordance with the applicable regulations of the TSX. In the event that BCE purchases common shares by pre-arranged crosses, exempt offers, private agreements or share repurchase programs, the purchase price of the common shares may be at a discount to the market price of the common shares at the time of the acquisition.

The average daily trading volume (ADTV) for BCE’s common shares during the six-month period preceding February 1, 2018 was 1,219,659 common shares. Consequently, under the regulations of the TSX, BCE will have the right to repurchase, during any one trading day, a maximum of 25% of the ADTV, representing 304,914 common shares. The common shares purchased pursuant to the NCIB will be cancelled. BCE has not repurchased any of its common shares in the last 12 months.

The Board of Directors of BCE believes that the repurchase of common shares represents an appropriate use of funds for the purpose of offsetting share dilution resulting from the exercise of stock options.

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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2017 results and 2018 financial guidance on Thursday, February 8 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or 416-340-2216. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 2798087#.

A live audio webcast of the conference call will be available on BCE's website at: BCE Q4-2017 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q4 2017		Q4 2016		2017		2016
		Per		Per		Per		Per
	Total	share	Total	share	Total	share	Total	share
Net earnings attributable to common shareholders	575	0.64	657	0.75	2,786	3.12	2,894	3.33
Severance, acquisition and other costs	34	0.04	9	0.01	143	0.16	104	0.12
Net losses on investments	15	0.02	1	-	29	0.03	3	-
Early debt redemption costs	-	-	-	-	15	0.02	8	0.01
Impairment charges	60	0.06	-	-	60	0.06	-	-
Adjusted net earnings	684	0.76	667	0.76	3,033	3.39	3,009	3.46

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We define adjusted

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EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q4 2017	Q4 2016	2017	2016
Net earnings	617	699	2,970	3,087
Severance, acquisition and other costs	47	11	190	135
Depreciation	781	719	3,037	2,877
Amortization	209	165	813	631
Finance costs
Interest expense	241	225	955	888
Interest on post-employment benefits obligations	18	20	72	81
Other expense (income)	62	30	102	(21)
Income taxes	242	252	1,039	1,110
Adjusted EBITDA	2,217	2,121	9,178	8,788
BCE operating revenues	5,958	5,702	22,719	21,719
Adjusted EBITDA margin	37.2%	37.2%	40.4%	40.5%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions except per share amounts)
	Q4 2017	Q4 2016	2017	2016
Cash flows from operating activities	1,658	1,520	7,358	6,643
Capital expenditures	(1,100)	(993)	(4,034)	(3,771)
Cash dividends paid on preferred shares	(33)	(21)	(127)	(126)
Cash dividends paid by subsidiaries to NCI	-	(11)	(34)	(46)
Acquisition and other costs paid	27	28	155	126
Voluntary defined benefit pension plan contribution	100	400	100	400
Free cash flow	652	923	3,418	3,226

(4)	We use ARPU, churn, and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2018 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2018 annualized common share dividend and common share dividend payout policy, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 8, 2018 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 8, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2018 financial results, as well as our objectives, strategic priorities and business outlook for 2018, and in obtaining a better

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understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  A gradual slowdown in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.2% in 2018
  Employment gains expected to slow in 2018, as the overall level of business investment is expected to remain soft
  Interest rates expected to increase in 2018
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming
  Ongoing linear TV subscriber erosion expected, due to growing cord cutter and cord never customer segments

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates
  Expansion of the LTE-A network coverage to approximately 92% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems

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  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Ongoing deployment of direct fibre and growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Revenue performance expected to reflect an improving TV advertising sales trajectory supported by our broadcast of 2018 FIFA World Cup, further CraveTV subscriber growth and continued growth in outdoor advertising
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2018:

  total post-employment benefit plans cost to be approximately $335 million to $355 million, based on an estimated accounting discount rate of 3.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $270 million to $280 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $65 million to $75 million depreciation and amortization expense of approximately $4,000 million to $4,050 million interest expense of approximately $975 million to $1,000 million an effective tax rate of approximately 25%
  NCI of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $700 million to $750 million
  net interest payments of approximately $950 million to $975 million

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  other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately $25 million average BCE common shares outstanding of approximately 900 million
  Common share buybacks totalling $175 million
  an annual common share dividend of $3.02 per share

The foregoing assumptions, although considered reasonable by BCE on February 8, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2018 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2018 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events and attacks such as cyber threats, and damage from re and natural disasters the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings

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  the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business and to comply with various obligations from our third-party suppliers, outsourcers and consultants the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2018 for additional information with

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respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2018 is incorporated by reference into this news release.

For additional information, please refer to the February 8, 2018 presentation entitled “Q4 2017 Results & 2018 Financial Guidance Call” available on BCE’s website.

About BCE

BCE is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. To learn more, please visit Bell.ca or BCE.ca. The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and provides significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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